Transgene Announces Achievement of Clinical Milestone by Merck & Co., Inc. using Transgene’s
Proprietary Technology

Strasbourg, France, July 21, 2005 – Transgene (Eurolist Paris : FR0005175080; NASDAQ: TRGNY) announced today that Merck & Co., Inc. has met a clinical development milestone for a vaccine candidate constructed with Transgene’s proprietary homologous recombination technology. This technology enables the highly efficient and fast generation of recombinant viral vectors, in particular adenovirus vectors, which can be used in a broad range of applications, including recombinant vaccines and in vitro diagnostics.

Transgene granted Merck a non-exclusive license for this technology in January 2003 and expects to receive, in addition to the initial license fee and annual maintenance fees, milestone payments based on the further development of products by Merck, as well as royalties on any marketed products.

“The initiation of a Phase I trial triggers the first clinical milestone payment under the license agreement signed between Merck and Transgene,” said Philippe Archinard, Chief Executive Officer of Transgene. “We are pleased that Merck is making further progress towards developing vaccines using our proprietary technology.”

Transgene, based in Strasbourg, France is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. Transgene has a broad portfolio of clinical stage immunotherapy drugs, technologies available for out-licensing and viral vectors bio-manufacturing capacities.

This press release contains forward-looking statements referring to the further development and eventual marketing of Transgene proprietary technology, as well as to the receipt by Transgene of future milestone and royalty payments related thereto. However, as is the case with all biopharmaceutical products and technology under development, results from clinical testing may not show favourable outcomes, and there is no certainty that technology under development will ever demonstrate adequate medical efficacy or achieve regulatory approval or commercial use. As a result, the receipt by Transgene of further milestone payments and eventually royalty payments for marketed products is uncertain. For a description of the principal risks facing the successful clinical and commercial development of Transgene’s products and technology, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Press Contacts:

Transgene	Image 7
Philippe Poncet C.F.O. and Investors Relations +33 3 88 27 91 21 www.transgene.fr	Estelle Guillot-Tantay Tiphaine Hecketsweiler +33 1 53 70 74 93